SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No      T

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter dated November 11, 2005 with the report for the three-month period ended on September 30, 2005 filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores

By letter dated November 11, 2005, the Company filed the report for the period ended on September 30, 2005 requested by Section 63 of the Regulations of the Bolsa de Comercio de Buenos Aires. The result of such period reflects:

	09-30-05	09-30-04
	$	$
1- Period Result

Ordinary	10,973,080	1,035,275
Extraordinary	—	—

Period Profit	10,973,080	1,035,275

2- Net Assets Composition

Outstanding Shares	163,224,951	151,050,377
Treasure shares	—	235,000

Subscribed Capital	163,224,951	151,285,377

Comprehensive capital adjustment	166,218,124	166,218,124
Premium on shares	75,190,590	106,667,299
Technical Revaluations	—	—
Legal Reserve	7,692,591	6,087,440
Retained earnings	119,173,560	36,806,988

Total Net Assets	531,499,816	467,065,228

At the moment of the end of the Financial Statements period the authorized capital of the Company is $163,224,951.- Its share composition is divided in 163,224,951 of non endorsable registered common stock of V$N 1 each.

At September 30, 2005 the amount of 134,856,471 non endorsable common stock of face value one peso ($1) each and with right to 1 vote each are not hold by the principal shareholders. It amount of shares represent 82.6% of the issued authorized capital on circulation.

The principal shareholder is Inversiones Financieras del Sur S.A. with 28,102,712 shares, which represent the 17.2% of the issued authorized capital on circulation.

On November 2002, the Company issued Convertible Notes with option to buy additional shares. If the Company’s entire holder of Convertible Notes exercises at the end of the period its conversion right the amount of shares will become 241,980,823; and if the holders exercises its warrants together with the other shareholders, the amount of its shares will become 321,212,249. If Inversiones Financieras del Sur S.A. exercises its conversion right together with the other shareholders, the amount of its shares will become 75,272,907 which represent the 31.1%; and, if exercises its warrants together with the other holders, the amount of shares will became 122,443,102 which represent the 38.1%.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: November 11, 2005